UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G	Amendment No. 6

(Name of Issuer)
	GYRODYNE CO OF AMERICA

(Title of Class of Securities)
Common Stock

(CUSIP Number)
403820103

Rule 13d-1(c) (Bruce Sherman)
     13d-1(b) (Private Capital Management, L.P.)

See Exibit A (Joint Filing Agreement)

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	123402
SHARED VOTING POWER 	77105
SOLE DISPOSITIVE POWER 	123402
SHARED DISPOSITIVE POWER 	77105

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	200507

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	17.6%

TYPE OF REPORTING PERSON
IN

NAME OF REPORTING PERSON
Private Capital Management, L.P.

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	77105
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	77105

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	77105

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.8%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.


MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER 	77105
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	77105

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	77105

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(no)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.8%

TYPE OF REPORTING PERSON
IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	GYRODYNE CO OF AMERICA
(b)Address of Issuer: 	17 Flowerfield Suite 15, St James, NY 11780

Item 2.
(a)Name of Person Filing: See Exhibit 1
(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	403820103

Item 3.
Private Capital Management, L.P. is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership
(a)Amount Beneficially Owned:
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10.

Certification of Mr. Sherman:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


Certification of Private Capital Management, L.P and Mr. Powers:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were notacquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
     1)  Bruce S. Sherman
     2)  Private Capital Management, L.P.
     3)  Gregg J. Powers

(c)Citizenship
     1)  Delaware
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	200507
     2) 	77105
     3)		77105

(b) Percent of Class
     1) 	17.6%
     2) 	6.8%
     3)		6.8%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	123402
         2)  	0
         3)  	0

   (ii)  shared power to vote or to direct the vote
         1) 	77105
         2)  	77105
         3)  	77105

   (iii) sole power to dispose or to direct the disposition of
         1)  	123402
         2)  	0
         3)  	0

   (iv)  shared power to dispose or to direct the disposition of
         1)  	77105
         2)  	77105
         3)  	77105


Bruce S. Sherman is CEO of Private Capital Management (PCM) and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004




______________________________________
Bruce Sherman
as CEO, PCM
as, individual, as applicable





______________________________________
Gregg J. Powers
as President, PCM
as, individual, as applicable





Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Gyrodyne Co of America, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of February, 2004.


____________________             _________________
Bruce S. Sherman,		 February 17, 2004
as CEO, PCM
as, individual, as applicable


____________________             _________________
Gregg J. Powers  		 February 17, 2004
as President, PCM
as, individual, as applicable